SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon
World Wrestling Entertainment, Inc.
1241 E. Main Street
Stamford, Connecticut 06902
(203) 352-8600

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

December 29, 2011

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Vincent K. McMahon 2008 Irrevocable Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) [ ]
			(b) [ x ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	0

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	0

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.0%

14)	TYPE OF REPORTING PERSON		OO

INTRODUCTORY NOTE

This Amendment No. 3 (the “Amendment No. 3”), which amends and restates in its entirety the Schedule 13D originally filed on January 9, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on December 30, 2009 and Amendment No. 2 to the Schedule 13D filed on December 30, 2010, relates to shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company” or “Issuer”), and is being filed by the Vincent K. McMahon 2008 Irrevocable Trust (the “GRAT” or “Reporting Person”), in order to report a decrease in its beneficial ownership of greater than 1% of the Class B Common Stock of the Issuer.  On December 29, 2011, the GRAT, in accordance with its terms, made (i) an annual annuity distribution of 6,482,796 shares of Class B Common Stock of the Issuer to Vincent K. McMahon (“Mr. McMahon”), (ii) a gift of 1,849,393 shares of Class B Common Stock of the Issuer to the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 and (iii) a gift of 1,849,393 shares of Class B Common Stock of the Issuer to the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev Trust dtd. 12/23/2008 (collectively, the “Transactions”). Following the Transactions, the GRAT owned no shares of Class B Common Stock and was terminated in accordance with its terms.

On December 30, 2008, Mr. McMahon gifted 15,000,000 shares of Class B Common Stock to the GRAT for estate planning purposes. On December 29, 2009 and 2010, the GRAT, in accordance with its terms, made annual annuity distributions of 1,951,474 shares of Class B Common Stock and 2,866,944 shares of Class B Common Stock, respectively, to Mr. McMahon.  Mr. McMahon is the trustee of the GRAT and established the GRAT as an estate planning vehicle for his benefit and the benefit of the members of his family to hold a portion of the shares of Class B Common Stock previously owned directly by him.  Mr. McMahon beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) 39,722,641 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 39,722,641 shares of the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).  This number consists of (A) 36,915,261 shares of Class B Common Stock held by Mr. McMahon and (B) 2,807,380 shares of Class B Common Stock held by the Vincent K. McMahon 2010 Irrevocable Trust (the “2010 Trust”).  Such shares represent approximately 53.4% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of November 4, 2011 and 85.8% of the total Class B Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 39,722,641 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 80.9% of the Issuer’s total voting power. Mr. McMahon separately reports beneficial ownership of all 39,722,641 shares of Class B Common Stock.

Following the Transactions, the GRAT owned no shares of Class B Common Stock and was terminated in accordance with its terms.

Item 1.  Security and Issuer.

This Amendment No. 3 is filed with respect to the Issuer’s Class A Common Stock but relates to the Issuer’s Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a) – (f)  This Amendment No. 3 is being filed on behalf of the GRAT.  The GRAT is a trust organized under the laws of the State of Connecticut.  The principal address of the GRAT is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902.

Mr. McMahon is the Chairman and Chief Executive Officer of the Company, a founder of the Company and trustee of the GRAT.  His principal business address is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902.  Mr. McMahon is a citizen of the United States of America.

During the last five years, neither Mr. McMahon nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Mr. McMahon nor the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The GRAT acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon.  No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.

On December 29, 2011, the GRAT, in accordance with its terms, made (i) an annual annuity distribution of 6,482,796 shares of Class B Common Stock to Mr. McMahon, (ii) a gift of 1,849,393 shares of Class B Common Stock to the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 and (iii) a gift of 1,849,393 shares of Class B Common Stock to the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev Trust dtd. 12/23/2008.  The Transactions reduced the ownership of Class B Common Stock by the GRAT by greater than 1% of the outstanding Class B Common Stock of the Issuer.  Following the Transactions, the GRAT owned no shares of Class B Common Stock and was terminated in accordance with its terms.

Mr. McMahon may purchase additional shares of Class A or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision to increase his holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions. Mr. McMahon has not purchased or acquired any additional shares of the Issuer’s Common stock since the Issuer became a public company in October 1999.  Acquisitions of Class B Common Stock by Mr. McMahon were made for investment purposes.

Mr. McMahon also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of his Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives. In addition, Mr. McMahon may make gifts (which may include gifts to trusts or other charities) of Class B Common Stock from time to time.

Mr. McMahon intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Class B Common Stock. In addition, Mr. McMahon is the Chairman and Chief Executive Officer of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

Mr. McMahon, as a stockholder of the Company, has no plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Mr. McMahon may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.  Notwithstanding the foregoing, Mr. McMahon, in his position as Chairman and Chief Executive

Officer of the Company, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2011, as of November 4, 2011 there were 28,136,182 shares of Class A Common Stock issued and outstanding, and 46,282,591 shares of Class B Common Stock issued and outstanding.  Mr. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 39,722,641 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 39,722,641 shares of Class A Common Stock.

This number consists of (A) 36,915,261 shares of Class B Common Stock held by Mr. McMahon and (B) 2,807,380 shares of Class B Common Stock held by the 2010 Trust.  Such shares represent approximately 53.4% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of November 4, 2011 and 85.8% of the total Class B Common Stock issued and outstanding as of such date.  Generally, each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the 39,722,641 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 80.9% of the Issuer’s total voting power.

(ii) Following the Transactions, the GRAT owned no shares of Class B Common Stock and was terminated in accordance with its terms.  Accordingly, the GRAT may no longer be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of any shares of Class B Common Stock.

(b)(i) Mr. McMahon may be deemed to have the sole power to direct the voting and disposition of the 39,722,641 shares of Class B Common Stock beneficially owned by Mr. McMahon as described above.

(ii) Following the Transactions, the GRAT owned no shares of Class B Common Stock and was terminated in accordance with its terms.

(c) On December 29, 2011, the GRAT, in accordance with its terms, made (i) an annual annuity distribution of 6,482,796 shares of Class B Common Stock to Mr. McMahon, (ii) a gift of 1,849,393 shares of Class B Common Stock to the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 and (iii) a gift of 1,849,393 shares of Class B Common

Stock to the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev Trust dtd. 12/23/2008, in each case without consideration.  Except for the Transactions, there have been no transactions with respect to the shares of the Issuer’s Class A or Class B Common Stock during the sixty (60) days prior to the date of this Amendment No. 3 by Mr. McMahon or the GRAT.

(d) Not applicable

(e) On December 29, 2011, as a result of the Transactions, the GRAT ceased to be the beneficial owner of more than five percent of the Class B Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith:

24.1.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2011

VINCENT K. MCMAHON 2008 IRREVOCABLE TRUST

By:	/s/ Vincent K. McMahon
Name:	Vincent K. McMahon
Title:	Trustee of the Vincent K. McMahon 2008 Irrevocable Trust